

August 3, 2015

Karl Peterson
Chief Executive Officer
Paceline Holdings Corp.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

> **Re:** **Paceline Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 7, 2015**
> **CIK No. 0001644509**

Dear Mr. Peterson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. We note your disclosure that you "cannot guarantee that [y]our securities will be approved for listing on Nasdaq." Please tell us whether you intend to know before this registration statement is effective whether the Nasdaq has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Summary

General, page 1

5. Please clarify that each of your officers and directors will also allocate their time to other businesses and is not required to commit any specified amount of time to your affairs as you disclose in your risk factor on page 47.

The Offering, page 10

6. We note disclosure here and throughout your prospectus that your initial shareholders have agreed, among other things, to vote their founder shares and any public shares purchased during or after this offering in favor of your initial business combination. Please revise your disclosure to clarify whether these and any related commitments are contained in the letter agreement filed as Exhibit 10.2 or, if they are not, please file the agreements in which they are contained as exhibits to the registration statement.

Permitted purchases of public shares by our affiliates, page 19

7. Please revise your disclosure to clarify that the purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

Manner of conducting redemptions, page 21

8. We note your disclosure regarding your initial shareholders' agreement to vote their founder shares and public shares in favor of your initial business combination. Please revise your disclosure here to clarify, if true, that your initial shareholders will hold at least 20% of your outstanding stock.

9. Here or in another appropriate section of your document, please clarify whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.

Limited payments to insiders, page 26

10. Please disclose the source of the funds to be used to make the identified payments to insiders, or provide a cross-reference to such disclosure.

Risk Factors, page 31

11. We note your disclosure in the Liquidity and Capital Resources section that you are dependent on this offering and loans from the Sponsor for financing operations and any business combination. Please discuss in this section any impact that has on the assumption that the Company is able to continue as a going concern.

NASDAQ may delist our securities from trading on its exchange . . . , page 35

12. In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

Our directors may decide not to enforce the indemnification obligations of our sponsor…, page 39

13. Please also disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, despite the fact that you believe your sponsor's only assets to be securities of your company, and that you have not asked your sponsor to reserve for this eventuality. Alternatively, please tell us why you do not believe such risk factor disclosure is necessary.

Use of Proceeds, page 65

14. We note that the repayment of $200,000 in loans to your sponsor has been included in the $900,000 of offering expenses identified in the chart on page 65. Please revise the chart to identify this repayment to your sponsor as a separate line item of total offering expenses.

Proposed Business

Shareholders may not have the ability to approve our initial business combination, page 90

15. Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us

about any other material changes to the disclosure in your prospectus if you were to satisfy the definition of a foreign private issuer.

Limitation in redemption upon completion of our initial business combination if we seek shareholder approval, page 93

16. We note your disclosure that your initial shareholders, officers, directors and director nominees have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your initial business combination. Please clarify whether your affiliates are similarly restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in this offering. In addition, we note that in some parts of the prospectus you state that your initial shareholders, officers, directors and director nominees have waived their redemption rights with respect to the completion of your initial business combination and some of their rights to liquidating distributions, and in other parts of the prospectus you limit this disclosure to your initial shareholders. Given that your initial shareholders appear to be only your sponsor and those independent director nominees to whom your sponsor transfers a portion of its founder shares, please explain this apparent discrepancy or revise your disclosure accordingly.

Tendering share certificates in connection with a tender offer or redemption rights, page 94

17. Please give greater prominence to your disclosure that public shareholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights, rather than simply voting against the business combination, by including the disclosure in the summary of your offering.

18. Please explain any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

Comparison of redemption or purchase prices in connection with our initial business combination and if we fail to complete our business combination.

Election to remain an investor, page 102

19. Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect whether to redeem their shares.

Release of funds, page 104

20. Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the

trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

Management, page 110

21. Please discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each director and director nominee should serve on your board of directors. See Item 401(e)(1) of Regulation S-K and Question 116.05 in our Compliance and Disclosure Interpretations (Regulation S-K).

22. Please disclose Mr. Eller's business experience for the period beginning in 2010 and ending in 2012. Please see Item 401(e) of Regulation S-K.

Principal Shareholders, page 120

23. We note your disclosure on page 121 that your sponsor, executive officers and directors are deemed to be your "promoters." Here or in another appropriate place in your registration statement, please provide the information required by Item 404(c) of Regulation S-K.

Signatures

24. Please include the signature of your duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Jennifer A. Bensch, Esq.
        Weil, Gotshal & Manges LLP